Mail Stop 4561

September 15, 2006

Scott D. Peters
Chief Executive Officer
NNN Healthcare/Office REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA 92705

Re: **NNN Healthcare/Office REIT, Inc.**
        Registration Statement on Form S-11/A
        Amended on September 12, 2006
        File No. 333-133652

Dear Mr. Peters:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Distribution – page 163
Organization and Offering Expenses – page 165

  1. We note your new disclosure that no selling commission will be charged (and the price will be correspondingly reduced) for sales of shares in the primary offering in the event that the investor has engaged the services of a registered investment

advisor or other financial advisor, paid on a fee-for-services basis by the investor. Please revise the footnote to the fee table to include this category of persons who will receive shares at a reduced price as well as a category for purchases at volume discounts.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Telewicz at (202) 551-3438, or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or me at 202-551-3780 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Lesley H. Solomon, Esq. (*via facsimile*)
        Alston & Bird LLP